Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, N.Y. 10010-3629

Goldman Sachs (Asia) L.L.C.

68th Floor, Cheung Kong Center, 2 Queens Road

Central, Hong Kong

China International Capital Corporation Hong Kong Securities Limited

29th Floor, One International Finance Centre, 1 Harbour View Street

Central, Hong Kong

July 23, 2018

VIA EDGAR

Ms. Mara L. Ransom

Mr. Parhaum J. Hamidi

Ms. Yolanda Guobadia

Mr. Robyn Manuel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Pinduoduo Inc. (formerly known as Walnut Street Group Holding Limited) (CIK No. 0001737806)
Registration Statement on Form F-1 (File No. 333-226014)

Ladies and Gentlemen:

We hereby join Pinduoduo Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on July 25, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that, through the date hereof, 4,129 copies of the Company’s preliminary prospectus dated July 16, 2018 were distributed to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As representative of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Marc Berstein
Name:	Marc Berstein
Title:	Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Scott Chen
Name:	Scott Chen
Title:	Managing Director

[Signature Page to the Acceleration Request]

Very truly yours,

As representative of the several underwriters

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Shi Qi
Name:	SHI QI
Title:	Managing Director

[Signature Page to the Acceleration Request]